Exhibit 99.1

ICON Announces Peter Gray to Retire from ICON Board of Directors

DUBLIN--(BUSINESS WIRE)--June 12, 2012--ICON plc, (NASDAQ:ICLR)(ISIN:IE0005711209) , a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that Vice Chairman, Mr. Peter Gray, has decided to retire at the company’s Annual General Meeting on the 19th July, 2012.

Commenting on the announcement, ICON plc Chairman, Dr. Bruce Given, said: "Having facilitated a smooth transition since his retirement as CEO in October 2011, Peter has decided not to stand for re-election to the Board at our Annual General Meeting and to retire from the Board. Peter led ICON through a period of industry-leading growth and I would like to express our thanks and appreciation to Peter for his many contributions to ICON and to convey the Board’s best wishes to him for the future.”

DISCLOSURE NOTICE: The information contained in this release is as of June 12th 2012. ICON assumes no obligation to update forward-looking statements contained in this release. A description of risks and uncertainties relating to ICON and its business can be found in ICON’s Annual Report and Form 20-F for the fiscal year ended December 31, 2011 and in its Reports of Foreign Issuer on Form 6-K filed with the US Securities and Exchange Commission.

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON currently has approximately 8,800 employees, operating from 84 locations in 40 countries.

Further information is available at www.iconplc.com

Source: ICON plc

ICON/ICLR-F

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